Material Fact Payment of Interest on Capital Itaú Unibanco Holding S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders (“IoC”) in the amount of BRL3.85 billion, corresponding to BRL0.34888 per share, with income tax withholding at a rate of 17.5%, resulting in net interest of BRL0.287826 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made until August 31, 2026. The calculation will be based on the final stockholding position recorded on March 19, 2026, with their shares traded “ex-rights” starting March 20, 2026. The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares. For further information, please visit on www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR. São Paulo (SP), February 26, 2026. Gustavo Lopes Rodrigues Investor Relations Officer